Mary L. Garceau

Senior Vice President

General Counsel and Secretary

September 28, 2022

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, NE

Washington, D.C. 20549

Attention:	Christopher Dunham Amanda Ravitz

Re:	The Sherwin-Williams Company

Definitive Proxy Statement on Schedule 14A

Filed March 9, 2022

File No. 001-04851

Ladies and Gentlemen:

The Sherwin-Williams Company, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 19, 2022 (the “Comment Letter”), in regard to the above-referenced Definitive Proxy Statement on Schedule 14A relating to the Company’s Annual Meeting of Shareholders held on April 20, 2022, filed on March 9, 2022 (the “Proxy Statement”).

Below are the Company’s responses to the comments contained in the Comment Letter. For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Definitive Proxy Statement on Schedule 14A filed March 9, 2022

General

1.	Comment: Please expand your discussion to address how the experience of your Lead Director is brought to bear in connection with your board’s role in risk oversight.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will enhance its future proxy disclosures in accordance with this topic.

2.	Comment: Please expand upon the role that your Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

The Sherwin-Williams Company    101 W. Prospect Avenue, Cleveland, Ohio 44115

Phone: 216-566-2478 Fax: 216-566-2947

United States Securities and Exchange Commission

Division of Corporate Finance

Disclosure Review Program

September 28, 2022

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will enhance its future proxy disclosures in accordance with this topic.

3.	Comment: Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will enhance its future proxy disclosures in accordance with this topic.

The Company also confirms it will describe any material developments to its risk oversight structure in future proxy disclosures.

* * * * * * * *

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact Stephen J. Perisutti at (216) 566-2543 or me at (216) 566-2478.

Sincerely,

/s/ Mary L. Garceau

cc:	John G. Morikis, Chairman and Chief Executive Officer

Stephen J. Perisutti, Vice President, Deputy General Counsel and Assistant Secretary